Alchemical Capital Corp.
1001 Bayhill Drive, 2nd Floor
San Bruno, CA 94066

November 16, 2010

Ms. Tia Jenkins
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-4631

Re: Alchemical Capital Corp.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 29,2010
Form 10-Q for Fiscal Quarter Ended March 31, 2010
Filed May 17,2010
Form 10-Q for Fiscal Quarter Ended June 30, 2010
Filed August 16, 2010
File No. 000-53347

Dear Ms. Jenkins:

This letter sets forth the responses of Alchemical Capital Corp. (the “Company”) to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”) dated October 29, 2010, with respect to the above referenced Form 10-K and 10-Q filings. The references to the comment letter have been shown in bold face for convenience, and the Company’s responses are set forth below the reference.

Comment

Form 10-K for Fiscal Year Ended December 31, 2009

Item 9A – Controls and Procedures

Management’s Report on Internal Control over Financial Reporting, page 29

1.
It appears that you have provided management's conclusion regarding the effectiveness of your internal control over financial reporting as of March 19, 2010. Please note that management's assessment of the effectiveness of internal control over financial reporting should be provided as of the end of your most recent fiscal year (i.e., as of December 31, 2009). Please confirm to us that (i) such evaluation was also conducted as of December 31, 2010 and (ii) in future filings you will revise to provide management's assessment as of the end of your most recent fiscal year. Refer to Item 308T(a)(3) of Regulation S-K.

Response:

The Company’s management, with the participation of its principal executive officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures, as defined in Rule 13a-15(e) of the Exchange Act, as of December 31, 2009. Based on that evaluation, the Company’s principal executive officer concluded that our disclosure controls and procedures were effective as of December 31, 2009.  In future filings, the Company will revise its proposed disclosure in its Form 10-K to refer to the correct date as of the Company’s most recent fiscal year as the date of its conclusion on the effectiveness of internal control over financial reporting.  Set forth below is our proposed disclosure in this regard:

Alchemical Capital Corp.
File No. 000-53347

“Based on the assessment performed, management has concluded that the Company’s internal control over financial reporting, as of December 31, [most recent fiscal year], is effective and provides reasonable assurance regarding the reliability of its financial reporting and the preparation of its financial statements in accordance with generally accepted accounting principles.  Further, management has not identified any material weaknesses in internal control over financial reporting as of December 31, [most recent fiscal year]”.

Signatures, page 37

2.
Please confirm in future annual reports, you will provide the following statement: Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated. Please note that this statement must be accompanied by the signatures of your principal executive officer, principal financial officer, principal accounting officer, and by at least the majority of your board of directors or persons performing similar functions at the time of filing. Refer to General Instruction D to Form 10-K.

Response:

We confirm that, beginning with the Annual Report on 10-K for the year ended December 31, 2010, we will report the following statement, and further confirm the following statement will be accompanied by the signatures of our principal executive officer, principal financial officer, principal accounting officer, if any, and by at least the majority of your board of directors or persons performing similar functions at the time of the filing:

“Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.”

Exhibit 31 - Section 302 Certifications

3.	We note your Section 302 certifications do not comply with the language required by Item 601(31) of Regulation S-K in the following respects:

• The name of the registrant should not be provided in the introductory paragraph;

• The name of the registrant should be provided in paragraph one;

• References to "annual report" in paragraphs two, three, 4(a), 4( c), and (4d) should be replaced by references to "report";

• Reference to "the registrant's fourth fiscal quarter in the case of an annual report" should be made in paragraph 4(d).

Please confirm in future filings you will revise your certifications to address the items above.

Alchemical Capital Corp.
File No. 000-53347

Response:

We confirm that we will revise our Section 302 certifications for all future filings to comply with the language required by Item 601(31) of Regulation S-K to:

(i)           remove the name of the certifying individual from the introductory paragraph and instead, provide the certifying individual in paragraph one;

(ii)          all references to “annual report” within Section 302 Certifications will be replaced by references to “report”;  and

(iii)         reference to “the registrant’s fourth fiscal quarter in the case of an annual report” will be made in paragraph 4(d).

Exhibit 31 - Section 302 Certifications

4.
In connection with the preceding comment, please confirm in future filings you will remove the titles of the certifying individual from the introductory paragraph of your certification and confirm to us that the inclusion of the titles of the certifying individual is not intended to limit the capacity in which such individuals provided this certification.

Response:

We confirm that in all future filings, we will revise Section 302 certifications to remove the titles of the certifying individual from the introductory paragraph to comply with the language required by Item 601(31) of Regulation S-K.  Further, the inclusion of the titles of the certifying individual is not intended to limit the capacity in which such individuals provided this above-referenced certification.

Form 10-Q for Fiscal Quarter Ended March 31, 2010.

No comments by the SEC Staff for this reporting period.

Form 10-Q for Fiscal Quarter Ended June 30, 2010

5.
Please explain to us the purpose of the transaction that resulted in the change of control of Alchemical Capital Corp and the change in management. Tell us whether Advanced Water Technologies plans to merge with Alchemical Capital and become a reporting company.

Response:

The purpose was to acquire a reporting company and, in time, implement a business plan similar to the original Advanced Water Technologies plan with a new management team.  Advanced Water Technologies will remain a shareholder and does not plan to merge with Alchemical Capital Corp.

Alchemical Capital Corp.
File No. 000-53347

Exhibit 31 - Section 302 Certifications

6.	We note your Section 302 certifications do not comply with the language required by Item 601 (31) of Regulation S-K in the following respects:

• The name of the registrant and the titles of the certifying individuals should not be provided in the introductory paragraph;

• The name of the registrant should be provided in paragraph one;

• Reference to "quarterly report" in paragraph two should be replaced by reference to "report";

• Reference to "internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))" should be made in the introductory language to paragraph four;

• The language required by paragraph 4(b) should be provided;

• Reference to "the registrant's fourth fiscal quarter in the case of an annual report" should be made in paragraph 4(d).

Please confirm in future filings you will revise your certifications to address the items above. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response:

We confirm that in all future filings, we will revise our Section 302 certifications to comply with the language required by Item 601(31) of Regulation S-K to:

(i)	Remove the name of the certifying individual and his/her title(s) from the introductory paragraph and instead, provide the certifying individual and his/her title(s) in paragraph one;

(ii)	All references to “quarterly report” within Section 302 Certifications will be replaced by references to “report”;

(iii)	Reference to “internal control over financial reporting,” as defined by the Exchange Act Rules 13a-15(f) and 15d-15(f), will be made in the introductory language in paragraph four;

(iv)	Any and all language required will be made in paragraph 4(b)will be provided; and

(v)	Reference to “the registrant’s fourth fiscal quarter in the case of an annual report” will be made in paragraph 4(d).

Alchemical Capital Corp.
File No. 000-53347

We appreciate your efforts, commentary, and comments and believe we are now positioned to provide enhanced disclosure in future periodic filings.  We welcome any additional questions that you might have.  In connection with responding to the Staff’s comments, we acknowledge that:

·	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

·	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any period under the federal securities laws of the United States.

Should you have any questions or want to discuss these matters further, please feel free to contact the undersigned at (650) 438-0928.

Very truly yours,

/s/ Basilio Chen Chief Executive Officer and President